UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ___to ___ Commission file number 1-9971

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Burlington Resources Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Burlington Resources Inc., 717 Texas Ave., Suite 2100, Houston, Texas 77002

Burlington Resources Inc.
Retirement Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

*	Other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Burlington Resources Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Burlington Resources Inc. Retirement Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 27, 2005

Burlington Resources Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Investments
At fair value
Burlington Resources Inc. common stock	$40,117,454	$22,946,112
Registered investment companies	165,698,855	141,188,816
Common collective trust	1,988,123	871,401
Participants’ notes receivable	5,289,852	5,579,062
Cash and cash equivalents	5,279,516	3,845,691
At contract value
Unallocated investment contracts	1,384,511	4,798,286
Synthetic investment contracts	85,752,390	83,647,868

Total investments	305,510,701	262,877,236

Receivables
Accrued interest	35,060	35,823

Total assets	305,545,761	262,913,059

Liabilities
Excess contributions payable	(6,498)	(169,039)

Net assets available for benefits	$305,539,263	$262,744,020

The accompanying notes are an integral part of these financial statements.

Burlington Resources Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Investment income
Interest income	$4,139,825
Dividend income	6,281,872
Net appreciation in the fair value of investments	27,096,085

Net investment income	37,517,782

Contributions
Company	8,220,320
Participant	11,659,631
Rollover	862,093

Total contributions	20,742,044

Total additions	58,259,826

Participant withdrawals and distributions	(15,367,305)
Administrative expenses	(97,278)

Total deductions	(15,464,583)

Net increase	42,795,243

Net assets available for benefits
Beginning of year	262,744,020

End of year	$305,539,263

The accompanying notes are an integral part of these financial statements.

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2004

1. Plan Description

The following description of the Burlington Resources Inc. (“BR” or the “Company”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General
The Plan is a trusteed, defined contribution plan, administered by a committee of BR corporate executives, for participants of the employer companies BR and Burlington Resources Oil & Gas Company LP (a wholly owned subsidiary of BR). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan’s assets are held by Charles Schwab Trust Company (the “Trustee”) and individual participant accounts are maintained by Charles Schwab Retirement Plan Services.

Investments
A participant may direct his or her contributions, account balances and the company match among the following investment funds.

Company Stock Fund
Invested in common stock of BR.

S&P 500 Institutional Index Fund
Invested in a portfolio of common stock and other equity securities. This fund is managed to achieve results similar to those of the overall stock market as measured by the Standard & Poor’s 500 Index.

International Equity Fund
Invested primarily in the equity securities of companies based outside the United States of America (“U.S.”).

Balanced Fund
Invested in equity securities, which attempt to mirror the Willshire 5000 Equity Index and in high-quality bonds, which attempt to mirror the Lehman Brothers Aggregate Bond Index.

Small-Cap Equity Fund
Invested in common stocks, or other equity securities including preferred stocks, rights and warrants of the second 1,000 largest U.S. corporations.

Growth Equity Fund
Invested primarily in common stocks of corporations that the trust advisor believes are undervalued and capable of generating strong earnings growth in the near term.

Large Capital Value Fund
Invested primarily in common stocks and other instruments convertible into common stock issued by large corporations.

Global Equity Fund
Invested primarily in equity instruments issued by corporations from the U.S. and abroad.

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2004

Stable Value Fund
Invested primarily in a diversified portfolio of investment contracts offered by major insurance companies and financial institutions.

Small Cap Growth Fund
Invested primarily in common stocks of U.S. and foreign companies within the range of capitalizations of companies included in the Lipper, Inc. Small Cap category.

Passive Bond Market Index Fund
Invested primarily in government, corporate, mortgage-backed and asset-backed securities representative of the broad domestic bond market, which attempt to mirror the Lehman Brothers Aggregate Bond Index.

Eligibility
All employees are eligible to participate in the Plan beginning the first day of the month following full time employment, or upon completion of 1,000 hours of service.

Participant Accounts
A separate account is maintained for each participant that reflects the participant’s contributions and the participant’s share of Company contributions and Plan investment income (loss) net of (or in addition to) withdrawals. Each participant can authorize the transfer of account balances among funds or change investment options for future contributions at any time.

Appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

Participants’ Notes Receivable
The Plan may make loans to actively employed participants of up to 50% of their account balance (excluding any remaining Individual Retirement Account balance that was entered into prior to 1998), subject to a minimum loan of $1,000 and a maximum loan of $50,000. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the prior 12 months. Loans are secured by the balance in a participant’s account. Interest on loans accrues at 1% above the Wall Street Journal published prime rate, which is determined at the time the loan is taken, and remains fixed for the term of the loan. Interest rates ranged from 5.00% to 10.50% for loans outstanding as of December 31, 2004. The repayment period may be from 12 to 60 months. Repayments are made through payroll deductions and are reinvested in Plan funds according to the borrowing participant’s current investment elections. Loan balances due from terminated participants are deemed distributed to the participants during the quarter following the quarter in which the last loan payment was made unless the participant elects full loan repayment. During 2004, $143,525 of such distributions are included in participant withdrawals and distributions in the accompanying financial statements. There were no loans in default as of December 31, 2004 and 2003.

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2004

Contributions
A participant may elect to make regular semi-monthly pre-tax and/or after-tax contributions from 1% to 13% of his or her total eligible compensation via regular payroll deduction. Pre-tax contributions are subject to an Internal Revenue Service (“IRS”) limitation of $13,000 for the 2004 plan year. Under the IRS’s Catch-up Contribution provision, participants who are at least age 50 by the plan year-end may contribute each year on a pre-tax basis an additional amount, which was $3,000 for the 2004 plan year. The Company matches 100% of employee contributions up to 6% of total eligible compensation for a participant with less than 10 years of service and up to 8% of total eligible compensation for a participant with 10 or more years of service. In addition, a participant may make an approved rollover contribution from another qualified employer benefit plan, subject to IRS rules. All regular Company and participant contributions are paid to the Plan’s trustee semi-monthly, and allocated among the investment options consistent with the participant’s investment elections.

Excess Contributions Payable
After-tax contributions for certain participants were refunded in order to comply with Section 401(m) of the Internal Revenue Code (the “Code”) or the actual contribution percentage test. These amounts were refunded subsequent to the Plan’s December 31 year end, but prior to March 15 of the next Plan year.

Vesting
Participant accounts are 100% vested and nonforfeitable at all times.

Participant Withdrawals and Distributions
Withdrawals are permitted in the event of termination of employment, retirement, permanent disability, and death, as defined by the Plan. The Plan provides for limited in-service withdrawals by participants from certain funds depending on their source. Upon separation from service, a participant’s account balance is either distributed as a lump sum or deferred no later than age 70-1/2, at which time funds are to be distributed in a lump sum. A participant whose account balance exceeds $5,000 may elect to defer distribution until no later than age 70-1/2.

Termination of the Plan
While the Board of Directors of BR has not expressed any intention to do so, it may at any time terminate the Plan. Upon termination, the Plan’s assets will be distributed to the participants on the basis of their account balances existing at the date of termination.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements are presented on the accrual basis of accounting, except for participant withdrawals and distributions, which are recorded when paid in accordance with generally accepted accounting principles for defined contribution plans. Amounts for benefit claims that have been processed and approved for payment prior to December 31, but not paid as of that date were $19,696 and $36,368 at December 31, 2004 and 2003, respectively.

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2004

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the statement of net assets available for benefits.

Income Taxes
The Plan is intended to be a qualified plan pursuant to Section 401(a) of the Code. The Plan received a favorable tax determination letter dated October 25, 2002, from the IRS advising that the Plan, as designed, was in compliance with the applicable requirements of the Code, and is therefore exempt from income taxes. There have been no amendments to the Plan since that date. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Valuation of Investments
The Plan’s investments, except for its investment contracts, are stated at fair value. Investment contracts, which are fully benefit-responsive, are stated at contract value. Fair values for investments other than participants’ notes receivable and cash are determined by quoted market prices. Participants’ notes receivable are carried at original loan principal balance, less principal repayments, which approximates fair value. Cash is stated at account value. Investment transactions are recorded on a trade date basis.

Cash and Cash Equivalents
All short-term investments purchased with an original maturity of three months or less are considered cash equivalents. Cash equivalents are stated at fair value.

Investment Income
Investment income includes the net appreciation or depreciation in the fair value of the Plan’s fair value investments, consisting of realized and unrealized gains and losses. Investment income also includes interest income related to the Plan’s guaranteed investment contracts. Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

Administrative Expenses
Certain administrative expenses and professional fees incurred by the Plan are paid by BR. BR paid approximately $263,420 of Plan administrative expenses for the year ended December 31, 2004.

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2004

3. Net Appreciation in Investments Accounted for at Fair Value

Following is a summary of the components of the net appreciation in the Plan’s fair value investments for the year ended December 31, 2004.

Net appreciation in investments accounted for at fair value
BR common stock	$12,522,145
Registered investment companies	14,519,154
Common collective trust	54,786

Total net appreciation in investments accounted for at fair value	$27,096,085

4. Investments

Investments that comprised 5% or more of the net assets available for benefits for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
BR common stock	$40,117,454	$22,946,112
Vanguard Institutional Index Fund	45,092,477	44,334,655
Dodge & Cox Stock Fund	28,652,863	17,078,959
Rice Hall James Micro Cap Fund	33,080,361	26,684,533
Vanguard Balanced Index Institutional Fund	15,450,000	13,488,619
Vanguard International Growth Adm Fund	27,614,750	14,458,372
Primco Fixed Income Fund*	87,136,901	88,446,154

* Investment contracts (Note 5)

5. Investment Contracts

The Plan’s investment contracts consist of guaranteed investment contracts (GICs) and synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Plan. The bank or insurance company issues a benefit-responsive wrapper contract that allows participant-directed transactions to be made at contract value. The fair value of the investment contracts as of December 31, 2004 and 2003 was approximately $94,100,000 and $95,500,000, respectively. Fair value of the investment contracts was determined using a discounted cash flow analysis assuming market rates for similar contracts.

The average yield for these investment contracts during 2004 and 2003 was 4.49% and 4.31%, respectively. The crediting interest rates ranged from 2.08% to 7.80% and 1.01% to 7.80% at December 31, 2004 and 2003, respectively. Crediting rate resets are applied to specific investment contracts as determined at the date of purchase. There are no minimum crediting interest rates applicable to the investment contracts as of December 31, 2004.

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2004

6. Party-in-Interest Transactions

The Plan invests in shares of BR common stock, which qualify as party-in-interest transactions. These party-in-interest transactions are permissible under provisions of ERISA. BR pays the costs of administering the Plan and a committee of BR corporate executives administers the Plan.

Burlington Resources Inc. Retirement Savings Plan
Schedule H, Item 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

Contract
Value/
Fair Value
Unallocated Investment Contracts
Prudential — Cap MAC Insd
#10041-212, 5.97%, matures January 18, 2005	$1,384,511

Total Unallocated Investment Contracts	1,384,511

Synthetic Investment Contracts
Monumental Life Ins. Co. #00085TR
United States Treasury, 2.375%, matures August 2006	499,739
United States Treasury, 2.625%, matures November 2006	498,013
United States Dollars	56,466
Monumental Life Ins. Co. Wrapper	(136,108)
Metropolitan Life Insurance
#28538, 4.13%, no maturity date	16,158,601
Metropolitan Life Insurance Wrapper	(215,017)
John Hancock Mutual Life Insurance Company
#7474, 6.31%, no maturity date	2,394,991
John Hancock Mutual Life Insurance Company Wrapper	(113,154)
Bank of America NT & SA
#03-091, 4.35%, no maturity date	16,864,593
Bank of America Wrapper	(244,782)
UBS AG
#5194, 4.77%, no maturity date	17,239,796
UBS AG Wrapper	(456,360)
ING Life Insurance and Annuity Co.
#60096, 5.78%, no maturity date	14,691,911
ING Life Insurance and Annuity Co. Wrapper	(420,352)
Rabobank Nederland
#BRS 100201, 4.02%, no maturity date	19,054,686
Rabobank Nederland Wrapper	(120,633)

Total Synthetic Investment Contracts	85,752,390

Total Investment Contracts	87,136,901

Registered Investment Companies
Vanguard Balanced Index Institutional Fund	15,450,000
Ivy Small Cap Growth Y Fund	7,746,404
ABN AMRO/Montag and Caldwell Growth N Fund	8,062,000
Vanguard Institutional Index Fund	45,092,477
Vanguard International Growth Adm Fund	27,614,750
Rice Hall James Micro Cap Fund	33,080,361
Dodge & Cox Stock Fund	28,652,863

Total registered investment companies	165,698,855
Common collective trust — SSgA Passive Bond Market Index Fund	1,988,123
Cash and cash equivalents	5,279,516
Burlington Resources Inc. common stock*	40,117,454
Participants’ notes receivable, at interest rates ranging from 5.00% to 10.50% %*	5,289,852

Total investments	$305,510,701

* Denotes investment issued by a party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan

Date: June 27, 2005	/s/ Steven J. Shapiro
Steven J. Shapiro
On behalf of Burlington Resources Inc. Benefits Committee, the Administrator of the Plan

Exhibit Index

Exhibit
23	Consent of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP